AIRTRAX, INC.
                           200 Freeway Drive Unit One
                               Blackwood, NJ 08012

                                  April 3, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Brian Cascio, Branch Chief
             Jeanne Bennett, Staff Accountant

             Re:   Airtrax, Inc.
                   Form 8-K for Item 4.02(a)
                   Filed March 27, 2007
                   File No. 1-16237

Ladies and Gentlemen:

     On behalf of Airtrax, Inc. ("Airtrax" or the "Company"), please accept this letter as the Company's response to the comments of the reviewing Staff of the Securities and Exchange Commission (the "Commission") in connection with the above referenced filing as set forth in the comment letter of March 27, 2007.

Form 8-K Filed March 27, 2007

1. We note that you intend to file restated financial statements. However you have not indicated how or when you intend to do so. Please tell us how and when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

     Response:

     As reported in the Company's Current Report on Form 8-K under Item 4.02(a) filed on March 27, 2007, the Company will be filing restated financial statements for the (i) Quarterly Report on Form 10-QSB for the three months ended March 30, 2005; (ii) Quarterly Report on Form 10-QSB for the three and six months ended June 30, 2005; (iii) Quarterly Report on Form 10-QSB for the three and nine months ended September 30, 2005; (iv) Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005; (v) Quarterly Report on Form 10-QSB for the three months ended March 31, 2006; (vi) Quarterly Report on Form 10-QSB for the three and six months ended June 30, 2006; and (vii) Quarterly Report on Form 10-QSB for the three and nine months ended September 30, 2006.

     The Company intends to file the amended Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 simultaneously upon filing of the Company's Form 10-KSB for the fiscal year ended December 31, 2006 on or prior to April 16, 2007. In addition, the Company intends to file the above referenced 2005 and 2006 amended Quarterly Reports by May 15, 2007.


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The Company hereby acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                Very Truly Yours,

                                                /s/ Robert M. Watson
                                                ---------------------
                                                Robert M. Watson,
                                                Chief Executive Officer